Exhibit 99.1

Sundial to Participate in 2020 Cowen Boston Cannabis Conference

CALGARY, AB, Nov. 23, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial") today announced that it will participate in Cowen's 2020 Boston Cannabis Conference, to be held virtually between November 30 and December 2, 2020.

Zach George, CEO of Sundial, will be participating in a panel discussion at 10:10 a.m. EST on December 2, 2020.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL".

Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2020/23/c1886.html

%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:30e 23-NOV-20